

August 22, 2011

<u>Via E-mail</u>
H. Kerr Taylor
Chairman, President and Chief Executive Officer
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

  Re: **AmREIT, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 18, 2011
    File No. 000-53841

Dear Mr. Taylor:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Michael McTiernan

      Michael McTiernan
      Assistant Director